Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Six Months Ended Feb. 28,	Year Ended Aug. 31,
	2015	2014	2013	2012	2011	2010
EARNINGS:
Income from Continuing Operations Before Income Taxes	2,289	$3,827	$3,429	$2,988	$2,374	$1,490
Add:
Fixed charges	243	327	246	257	234	227
Equity affiliate income — net	5	8	(15)	(10)	(21)	(16)
Amortization of capitalized interest	9	17	16	15	15	14
Less:
Capitalized interest	(13)	(28)	(23)	(21)	(22)	(25)
Earnings available for fixed charges	$2,533	$4,151	$3,653	$3,229	$2,580	$1,690
FIXED CHARGES:
Interest expense(3)	$206	$250	$176	$191	$172	$167
Capitalized interest	13	28	23	21	22	25
Portion of rents representative of interest factor	24	49	47	45	40	35
Total fixed charges	$243	$327	$246	$257	$234	$227
Ratio of Earnings to Fixed Charges	10.42	12.69	14.85	12.56	11.03	7.44

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.